U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                                                FORM 12b-25

                                        NOTIFICATION OF LATE FILING

                                                 Commission File Number 1-8032

(Check One):

[x] Form 10-K and Form 10-KSB   [ ] Form 11-F
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

          For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

          For the Transition Period Ended:  N/A


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

        The notification relates to the entire Form 10-K.


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                                PART I
                        REGISTRANT INFORMATION

Full Name of Registrant:     SAN JUAN BASIN ROYALTY TRUST


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Former Name if Applicable:     N/A

Address of Principal Executive Office (Street and Number)

        Bank One, Texas, NA
        Trust Department
        500 Throckmorton Street

City, State and Zip Code:

        Fort Worth, Texas 76102

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                              PART II
                      RULE 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]     (a)     The reasons described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable effort or expense;

[x]     (b)     The subject annual report, semi-annual report, transition
                report on Form 10-K, 10-QSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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                              PART III
                             NARRATIVE
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     State below in reasonable detail the reasons why the Form 10-K, 10-KSB,
20-F, 11-K, 10-Q, 10-QSB, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The delay in filing the Form 10-K was caused by incomplete estimates of Proved Reserves for the San Juan Royalty Trust ("Trust") as of December 31, 1995. These

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                                   estimates have not been completed
because of the unavailability of certain data, such as the current ownership interests, critical to the estimation of the reserves and future net income to the Trust's interests. These data have not been available from the conveyor of the royalty interests nor has the information been available from public sources. Accordingly, such estimates of Proved Reserves cannot be provided without unreasonable effort or expense in order for such information to be utilized in the Form 10-K and Annual Report.


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                             PART IV
                        OTHER INFORMATION

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        (1)     Name and telephone number of person to contact in regard to this notification

                        Robert C. Donohoo     (817)        336-9333
                -----------------------------------------------------------
                            (Name)            (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding
                12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [x] Yes    [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes    [x] No

                If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

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                                       SAN JUAN BASIN ROYALTY TRUST
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                               (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 BANK ONE, TEXAS, NA
                                                   Trustee of the San Juan Basin
                                                   Royalty Trust


Date: March 29, 1996                         By: /s/Lee Ann Anderson
                                             --------------------------
                                             Lee Ann Anderson
                                             Vice President and
                                             Trust Officer

                            (The Trust has no directors or executive officers)


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                                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

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                           INDEX TO EXHIBITS


                                                                    Sequentially
Exhibit                                                             Numbered
Number                          Exhibit                             Page
- --------         -------------------------------------------------  -----------

  1              Letter to San Juan Basin Royalty Trust
                 from Cawley, Gillespie & Associates, Inc.
                 regarding late filing of 1995 Annual Report
                 Form 10-K and Annual Report.

   2             Letter to San Juan Basin Royalty Trust
                 from Deloitte & Touche regarding late filing of 1995 Annual Report Form 10-K and Annual Report.


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